 Exhibit 99.1

PRELIMINARY NOTE

This Interim Report should be read in conjunction with the consolidated financial statements and accompanying notes included elsewhere in this Interim Report and with our Annual Report on Form 20-F, for the year ended December 31, 2014.

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) and are presented in U.S. Dollars. These statements and discussion below contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, objectives, expectations and intentions and other statements contained in this Interim Report that are not historical facts, as well as statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” or words of similar meaning. Such statements address future events and conditions concerning matters such as, but not limited to, our earnings, cash flow, liquidity and capital resources, compliance with debt and other restrictive covenants, interest rates and dividends. These statements are based on current beliefs or expectations and are inherently subject to significant uncertainties and changes in circumstances, many of which are beyond our control. Actual results may differ materially from these expectations due to changes in political, economic, business, competitive, market and regulatory factors. We believe that these factors include, but are not limited to those described under Item 3 “Key Information — Risk Factors” and elsewhere in our Annual Report on Form 20-F, for the year ended December 31, 2014.

Except to the extent required by applicable law or regulation, we undertake no obligation to update these forward looking statements to reflect events, developments or circumstances after the date of this document, a change in our views or expectations, or to reflect the occurrence of future events.

Unless the context requires otherwise, when used in this Interim Report, (1) the terms “Fly,” “Company,” “we,” “our” and “us” refer to Fly Leasing Limited and its subsidiaries; (2) the term “B&B Air Funding” refers to our subsidiary, Babcock & Brown Air Funding I Limited; (3) the term “Fly Acquisition II” refers to our subsidiary, Fly Acquisition II Limited; (4) all references to our shares refer to our common shares held in the form of American Depositary Shares, or ADSs; (5) the term “BBAM LP” refers to BBAM Limited Partnership and its subsidiaries and affiliates; (6) the terms “BBAM” and “Servicer” refer to BBAM Aircraft Management LP, BBAM Aircraft Management (Europe) Limited, BBAM Aviation Services Limited and BBAM US LP collectively; (7) the term “Manager” refers to Fly Leasing Management Co. Limited, the Company’s manager; (8) the term “Fly-Z/C LP” refers to Fly-Z/C Aircraft Holdings LP; (9) the term “GAAM” refers to Global Aviation Asset Management; and (10) the term “GAAM Portfolio” refers to the portfolio of 49 aircraft and other assets acquired from GAAM.

1

2

PART I — FINANCIAL INFORMATION

Item  1. Financial Statements (Unaudited)

Fly Leasing Limited

Consolidated Balance Sheets

AS OF MARCH 31, 2015 (UNAUDITED) AND DECEMBER 31, 2014

(Dollar amounts in thousands, except par value data)

	March 31, 2015	December 31, 2014
Assets
Cash and cash equivalents	$280,285	$337,560
Restricted cash and cash equivalents	136,336	139,139
Rent receivables	11,002	4,887
Investment in unconsolidated subsidiary	4,342	4,002
Flight equipment held for operating lease, net	3,678,090	3,705,407
Fair market value of derivative assets	131	2,067
Other assets, net	24,247	31,608
Total assets	$4,134,433	$4,224,670

Liabilities
Accounts payable and accrued liabilities	$33,185	$18,431
Rentals received in advance	18,697	19,751
Payable to related parties	2,704	2,772
Security deposits	59,668	64,058
Maintenance payment liability	244,385	254,514
Unsecured borrowings, net	689,866	689,452
Secured borrowings, net	2,240,721	2,335,328
Deferred tax liability, net	17,614	16,289
Fair market value of derivative liabilities	28,087	23,311
Other liabilities	39,820	41,890
Total liabilities	3,374,747	3,465,796

Shareholders’ equity
Common shares, $0.001 par value; 499,999,900 shares authorized; 41,432,998 shares issued and outstanding at March 31, 2015 and December 31, 2014	41	41
Manager shares, $0.001 par value; 100 shares authorized, issued and outstanding	—	—
Additional paid-in capital	658,674	658,522
Retained earnings	124,119	117,402
Accumulated other comprehensive loss, net	(23,148)	(17,091)
Total shareholders’ equity	759,686	758,874
Total liabilities and shareholders’ equity	$4,134,433	$4,224,670

The accompanying notes are an integral part of these consolidated financial statements.

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Fly Leasing Limited

Consolidated Statements of Income

FOR THE THREE MONTHS ENDED MARCH 31, 2015 AND 2014 (UNAUDITED)

(Dollar amounts in thousands, except per share data)

	Three months ended March 31, 2015	Three months ended March 31, 2014
Revenues
Operating lease revenue	$120,103	$89,627
Equity earnings from unconsolidated subsidiary	340	1,382
Gain on sale of aircraft	1,897	—
Interest and other income	206	310
Total revenues	122,546	91,319
Expenses
Depreciation	50,074	40,403
Interest expense	39,297	34,625
Selling, general and administrative	8,264	9,615
Ineffective, dedesignated and terminated derivatives	(264)	(65)
Debt modification and extinguishment costs	4,050	15
Maintenance and other costs	1,586	2,410
Total expenses	103,007	87,003
Net income before provision for income taxes	19,539	4,316
Provision for income taxes	2,273	753
Net income	$17,266	$3,563

Weighted average number of shares:
Basic	41,432,998	41,333,938
Diluted	41,545,287	41,393,731
Earnings per share (net income per common share):
Basic and Diluted	$0.41	$0.07
Dividends declared and paid per share	$0.25	$0.25

The accompanying notes are an integral part of these consolidated financial statements.

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Fly Leasing Limited

Consolidated Statements of Comprehensive Income

FOR THE THREE MONTHS ENDED MARCH 31, 2015 AND 2014 (UNAUDITED)

(Dollar amounts in thousands)

	Three months ended March 31, 2015	Three months ended March 31, 2014
Net income	$17,266	$3,563
Other comprehensive income, net of tax
Change in fair value of derivatives, net of deferred tax (1)	(5,927)	(754)
Reclassification from other comprehensive income into earnings due to termination of derivative liabilities, net of deferred tax (2)	(130)	—
Comprehensive income	$11,209	$2,809

(1)	Deferred tax benefit was $0.9 million and $0.1 million for the three month periods ended March 31, 2015 and 2014, respectively.

(2)	Deferred tax benefit was $19,000 for the three month period ended March 31, 2015.

The accompanying notes are an integral part of these consolidated financial statements.

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Fly Leasing Limited

Consolidated Statement of Shareholders’ Equity

FOR THREE MONTHS ENDED MARCH 31, 2014 (UNAUDITED)

(Dollar amounts in thousands)

					Additional	Retained	Other	Total
	Manager Shares		Common Shares		Paid-in	Earnings	Comprehensive	Shareholders’
	Shares	Amount	Shares	Amount	Capital	(Deficit)	Loss, net	Equity
Balance January 1, 2014	100	$—	41,306,338	$41	$658,492	$104,143	$(13,853)	$748,823
Dividends to shareholders	—	—	—	—	—	(10,327)	—	(10,327)
Dividend equivalents	—	—	—	—	—	(676)	—	(676)
Shares issued in connection with vested share grants	—	—	83,590	—	—	—	—	—
Shares issued in connection with SARs exercised	—	—	5,443	—	—	—	—	—
Share-based compensation	—	—	—	—	(56)	—	—	(56)
Net income	—	—	—	—	—	3,563	—	3,563
Net change in the fair value of derivatives, net of deferred tax asset of $135 (1)	—	—	—	—	—	—	(754)	(754)
Balance March 31, 2014 (unaudited)	100	$—	41,395,371	$41	$658,436	$96,703	$(14,607)	$740,573

(1)	See Note 7 to Notes to Consolidated Financial Statements.

The accompanying notes are an integral part of these consolidated financial statements.

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Fly Leasing Limited

Consolidated Statement of Shareholders’ Equity

FOR THREE MONTHS ENDED MARCH 31, 2015 (UNAUDITED)

(Dollar amounts in thousands)

							Accumulated
					Additional	Retained	Other	Total
	Manager Shares		Common Shares		Paid-in	Earnings	Comprehensive	Shareholders’
	Shares	Amount	Shares	Amount	Capital	(Deficit)	Loss, net	Equity
Balance January 1, 2015	100	$—	41,432,998	$41	$658,522	$117,402	$(17,091)	$758,874
Dividends to shareholders	—	—	—	—	—	(10,358)	—	(10,358)
Dividend equivalents	—	—	—	—	—	(191)		(191)
Share-based compensation	—	—	—	—	152	—	—	152
Net income	—	—	—	—	—	17,266	—	17,266
Net change in the fair value of derivatives, net of deferred tax asset of $889 (1)	—	—	—	—	—	—	(5,927)	(5,927)
Reclassification from other comprehensive income into earnings due to termination of derivative liabilities, net of deferred tax asset of $19 (1)	—	—	—	—	—	—	(130)	(130)
Balance March 31, 2015 (unaudited)	100	$—	41,432,998	$41	$658,674	$124,119	$(23,148)	$759,686

(1)	See Note 7 to Notes to Consolidated Financial Statements.

The accompanying notes are an integral part of these consolidated financial statements.

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Fly Leasing Limited

Consolidated Statements of Cash Flows

FOR THE THREE MONTHS ENDED MARCH 31, 2015 AND 2014 (UNAUDITED)

(Dollar amounts in thousands)

	Three months	Three months
	ended	ended
	March 31,	March 31,
	2015	2014
Cash Flows from Operating Activities
Net Income	$17,266	$3,563
Adjustments to reconcile net income to net cash flows provided by operating activities:
Equity in earnings from unconsolidated subsidiary	(340)	(1,382)
Gain on sale of aircraft	(1,897)	—
Depreciation	50,074	40,403
Amortization of debt discounts and loan issuance costs	3,110	3,142
Amortization of lease incentives	4,036	3,388
Amortization of lease discounts/premiums and other items	719	632
Amortization of fair market value adjustments associated with the GAAM acquisition	1,237	1,929
Debt modification and extinguishment costs	4,050	—
Share-based compensation	152	(56)
Unrealized foreign exchange loss (gain) on cash balances	330	(33)
Unrealized foreign exchange gain on Euro denominated secured borrowing	(2,000)	—
Provision for deferred income taxes	2,026	634
Unrealized gain on derivative instruments	(264)	(65)
Security deposits and maintenance payment liability recognized into earnings	(21,936)	(3,268)
Changes in operating assets and liabilities:
Rent receivables	(1,685)	(2,079)
Other assets	2,375	(568)
Payable to related parties	(3,632)	(1,742)
Accounts payable and accrued liabilities	11,794	5,536
Rentals received in advance	(1,054)	(773)
Other liabilities	(2,606)	4,470
Net cash flows provided by operating activities	61,755	53,731
Cash Flows from Investing Activities
Purchase of flight equipment	(137,113)	(81,837)
Proceeds from sale of aircraft, net	126,503	—
Payment for aircraft improvement	(4,403)	—
Payments for maintenance	(7,730)	(6,791)
Net cash flows used in investing activities	(22,743)	(88,628)

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	Three months	Three months
	ended	ended
	March 31,	March 31,
	2015	2014
Cash Flows from Financing Activities
Restricted cash and cash equivalents	2,803	41,188
Security deposits received	845	2,100
Security deposits returned	(2,868)	—
Maintenance payment liability receipts	17,514	33,172
Maintenance payment liability disbursements	(8,332)	(4,195)
Proceeds from termination of interest rate swaps	23	—
Debt issuance costs	(343)	(197)
Proceeds from secured borrowings	67,802	—
Repayment of secured borrowings	(162,852)	(44,162)
Dividends	(10,358)	(10,327)
Dividend equivalents	(191)	(676)
Net cash flows (used in) provided by financing activities	(95,957)	16,903
Effect of exchange rate changes on cash and cash equivalents	(330)	33
Net decrease in cash	(57,275)	(17,961)
Cash at beginning of period	337,560	404,472
Cash at end of period	$280,285	$386,511

Supplemental Disclosure:
Cash paid during the period for:
Interest	$24,059	$24,725
Taxes	110	137
Noncash Activities:
Aircraft improvement	2,510	621
Security deposits applied to maintenance payment liability and rent receivables	2,542	358
Maintenance payment liability applied to rent receivables	2,108	—
Other liabilities applied to maintenance payment liability and rent receivables	240	979
Noncash activities in connection with purchase of aircraft:
Rent receivable applied	626	—
Security deposits assumed	1,743	590
Net other liabilities assumed	6,099	—
Noncash activities in connection with sale of aircraft:
Rent receivable applied	695	—
Security deposits and maintenance payment liability transferred	6,116	—
Refundable deposits applied	2,250	—

The accompanying notes are an integral part of these consolidated financial statements.

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Fly Leasing Limited

Notes to Consolidated Financial Statements

For the three months ended March 31, 2015

1. ORGANIZATION

Fly Leasing Limited (the “Company” or “Fly”) is a Bermuda exempted company that was incorporated on May 3, 2007, under the provisions of Section 14 of the Companies Act 1981 of Bermuda. The Company was formed to acquire, finance, lease and sell commercial jet aircraft directly or indirectly through its subsidiaries.

Although the Company is organized under the laws of Bermuda, it is a resident of Ireland for tax purposes and is subject to Irish corporation tax on its income in the same way, and to the same extent, as if the Company were organized under the laws of Ireland.

In accordance with the Company’s amended and restated bye-laws, Fly issued 100 shares (“Manager Shares”) with a par value of $0.001 to Fly Leasing Management Co. Limited (the “Manager”) for no consideration. Subject to the provisions of the Company’s amended and restated bye-laws, the Manager Shares have the right to appoint the nearest whole number of directors to the Company which is not more than 3/7th of the number of directors comprising the board of directors. The Manager Shares are not entitled to receive any dividends, are not convertible into common shares and, except as provided for in the Company’s amended and restated bye-laws, have no voting rights.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PREPARATION

Fly is a holding company that conducts its business through its subsidiaries. The Company directly or indirectly owns all of the common shares of its consolidated subsidiaries. The consolidated financial statements presented are prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). The consolidated financial statements include the accounts of Fly and all of its subsidiaries. In instances where it is the primary beneficiary, Fly will consolidate a Variable Interest Entity (“VIE”). All intercompany transactions and balances have been eliminated. The consolidated financial statements are stated in U.S. Dollars, which is the principal operating currency of the Company.

The Company has one operating and reportable segment which is aircraft leasing.

Certain amounts in the consolidated financial statements have been reclassified to conform to the current presentation. Such reclassifications have no impact on consolidated net income or shareholders’ equity.

USE OF ESTIMATES

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The use of estimates is or could be a significant factor affecting the reported carrying values of flight equipment, deferred tax assets, liabilities, accruals and reserves. To the extent available, the Company utilizes industry specific resources, third-party appraisers and other materials to support management’s estimates, particularly with respect to flight equipment. Despite management’s best efforts to accurately estimate such amounts, actual results could differ from those estimates.

NEW ACCOUNTING PRONOUNCEMENTS

In May 2014, the Financial Accounting Standards Board (“FASB”) issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). ASU 2014-09 outlines a single comprehensive model for entities to use in accounting for revenues arising from contracts with customers. The guidance specifically notes that lease contracts with customers are a scope exception. ASU 2014-09 is effective for annual reporting periods (including interim periods), beginning after December 15, 2016, and early adoption is not permitted. The Company will adopt the guidance effective January 1, 2018. The Company anticipates that the adoption of the standard will not have a material effect on our consolidated financial condition, result of operations or cash flows.

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In August 2014, FASB issued ASU 2014-15, update to Accounting Standards Codification (ASC) subtopic 250-40, Presentation of Financial Statements-Going Concern. The amendments require management to assess an entity’s ability to continue as a going concern by incorporating and expanding upon certain principles that are currently in the U.S. auditing standards. Specifically, the amendments (1) provide a definition of the term “substantial doubt”, (2) require an evaluation every reporting period including interim periods, (3) provide principles for considering the mitigating effect of management’s plans, (4) require certain disclosures when substantial doubt is alleviated as a result of consideration of management’s plans, (5) require an express statement and other disclosures when substantial doubt is not alleviated, and (6) require an assessment for a period of one year after the date that the financial statements are issued (or available to be issued). ASU 2014-15 is effective for annual reporting periods ending after December 15, 2016, and early adoption is permitted. The Company will adopt the guidance effective January 1, 2017. The Company is currently assessing the impact on its consolidated financial statements and notes to its consolidated financial statements.

In February 2015, FASB issued ASU 2015-02, which amends ASC 810, Consolidation. The amendment significantly changes the consolidation analysis required under U.S. GAAP and could have a significant impact on the consolidation conclusions of the reporting entity. ASU 2015-02 is effective for annual reporting periods, and interim periods within those annual periods, beginning after December 15, 2015. Early adoption is permitted. The Company will adopt the guidance effective January 1, 2016. The Company is currently assessing the impact on its consolidated financial statements and notes to its consolidated financial statements.

In April 2015, the FASB issued ASU 2015-03, Interest - Imputation of Interest, which requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with the accounting treatment for debt discounts. The recognition and measurement guidance of debt issuance costs are not affected by this update. The guidance, which requires retrospective application, is effective for the Company beginning January 1, 2016, and early adoption is permitted. The Company is currently assessing the impact on its consolidated financial statements and notes to its consolidated financial statements.

3. FLIGHT EQUIPMENT HELD FOR OPERATING LEASE, NET

As of March 31, 2015, the Company had 128 aircraft held for operating lease. Of these aircraft, 123 were on lease to 63 lessees in 35 countries, and five aircraft were off-lease. As of December 31, 2014, the Company had 127 aircraft held for operating lease. Of these aircraft, 124 were on lease to 64 lessees in 36 countries, and three aircraft were off-lease.

During the three month period ended March 31, 2015, the Company purchased four aircraft for a total cost of $147.2 million. During the three month period ended March 31, 2014, the Company purchased four aircraft for a total cost of $82.4 million.

During the three month period ended March 31, 2015, the Company sold three aircraft and recognized a pre-tax gain on sale totaling $1.9 million. No aircraft were sold during the three month period ended March 31, 2014.

As of March 31, 2015 and December 31, 2014, flight equipment held for operating lease, net, consisted of the following:

	March 31, 2015	December 31, 2014
	(Dollars in thousands)
Cost	$4,444,529	$4,428,783
Accumulated depreciation	(766,439)	(723,376)
Flight equipment held for operating lease, net	3,678,090	3,705,407

The Company capitalized $6.9 million and $5.5 million of major maintenance expenditures for the three month periods ended March 31, 2015 and 2014, respectively. These amounts have been included in flight equipment held for operating lease, net.

The classification of the net book value of flight equipment held for operating lease, net, and operating lease revenues by geographic region in the tables and discussion below is based on the principal operating location of the aircraft lessee.

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One aircraft on lease to an Indian lessee continues to be flown by such lessee after the termination of the related lease. Legal proceedings have been deferred for the present time as the Company continues discussions with the lessee for the reinstatement of the related lease.

The Company terminated the leases in respect of two aircraft on lease to a Russian lessee and initiated legal proceedings in the United Kingdom for repossession of the aircraft.  The Company has now taken physical possession of the aircraft pursuant to an order issued by the English court granting repossession of such aircraft.

The distribution of the net book value of flight equipment held for operating lease, net, by geographic region is as follows:

	March 31, 2015		December 31, 2014
	(Dollars in thousands)
Europe:
United Kingdom	$391,922	11%	$397,761	11%
Turkey	292,256	8%	296,574	8%
Germany	208,598	6%	107,195	3%
Other	534,022	14%	546,274	14%
Europe — Total	1,426,798	39%	1,347,804	36%

Asia and South Pacific:
Philippines	446,147	12%	450,090	12%
China	273,496	7%	301,137	8%
Other	516,117	14%	610,595	17%
Asia and South Pacific — Total	1,235,760	33%	1,361,822	37%

Mexico, South and Central America:
Chile	244,999	7%	247,165	7%
Other	185,004	5%	185,220	5%
Mexico, South and Central America — Total	430,003	12%	432,385	12%

North America:
United States	301,265	8%	305,999	8%
Other	60,065	2%	60,780	2%
North America — Total	361,330	10%	366,779	10%

Middle East and Africa — Total	110,113	3%	112,001	3%
Off-Lease — Total	114,086	3%	84,616	2%
Total flight equipment held for operating lease, net	$3,678,090	100%	$3,705,407	100%

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The distribution of operating lease revenue by geographic region for the three month periods ended March 31, 2015 and 2014 is as follows:

	Three months		Three months
	ended		ended
	March 31,		March 31,
	2015		2014
	(Dollars in thousands)
Europe:
United Kingdom	$11,750	10%	$10,877	12%
Turkey	7,782	6%	5,296	6%
Germany	4,272	4%	3,310	4%
Other	27,267	23%	16,054	18%
Europe — Total	51,071	43%	35,537	40%

Asia and South Pacific:
Philippines	10,870	9%	—	—
China	16,588	14%	10,832	12%
Other	14,951	12%	13,951	15%
Asia and South Pacific — Total	42,409	35%	24,783	27%

Mexico, South and Central America:
Chile	7,029	6%	7,029	8%
Other	4,566	3%	6,310	7%
Mexico, South and Central America — Total	11,595	9%	13,339	15%

North America:
United States	10,140	9%	10,063	11%
Other	1,729	1%	917	1%
North America — Total	11,869	10%	10,980	12%

Middle East and Africa — Total	3,159	3%	4,988	6%
Total Operating Lease Revenue	$120,103	100%	$89,627	100%

At March 31, 2015, the Company had one customer that accounted for 10% of total operating lease revenue due to end of lease revenue recognized in the period. At March 31, 2014, the Company had no customer that accounted for 10% or more of total operating lease revenue. During the three month periods ended March 31, 2015 and 2014, the Company had four lessees and one lessee, respectively, on non-accrual status due to concerns about each lessee’s financial condition and only recognized revenue as cash was received. During the three month periods ended March 31, 2015 and 2014, the Company recognized rental revenue of $2.0 million and $0.4 million, respectively, from these lessees.

For the three month periods ended March 31, 2015 and 2014, the Company recognized end of lease revenue totaling $21.9 million and $3.7 million, respectively.

The amortization of lease premiums, net of lease discounts which have been included as a component of operating lease revenue, was $0.7 million and $1.0 million for the three month periods ended March 31, 2015 and 2014, respectively.

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The amortization of lease incentives recorded as a reduction of operating lease revenue totaled $4.0 million and $3.4 million for the three month periods ended March 31, 2015 and 2014, respectively.

As of March 31, 2015 and December 31, 2014, the weighted average remaining lease term of the Company’s aircraft held for operating lease was 5.1 years and 5.3 years, respectively.

4. INVESTMENT IN UNCONSOLIDATED SUBSIDIARY

Investment in Fly-Z/C LP

The Company has a 57.4% limited partnership interest in Fly-Z/C LP. Summit Aviation Partners LLC has a 10.2% interest in the joint venture and the limited partners appointed a subsidiary of BBAM LP as the general partner. For the three month periods ended March 31, 2015 and 2014, the Company recognized $0.3 million and $1.4 million, respectively, in equity earnings from its investment in Fly-Z/C LP. The Company’s equity earnings in 2014 included its share of the gain recognized by Fly-Z/C LP on the conversion of two operating leases to finance leases. These two aircraft were transferred to the airline at lease expiry during the first quarter of 2015. There are two aircraft remaining in the joint venture. The Company received no distributions during the three month periods ended March 31, 2015 or 2014.

5. UNSECURED BORROWINGS

	Balance as of
	March 31, 2015	December 31, 2014
	(in thousands)
Outstanding principal balance:
2020 Notes	$375,000	$375,000
2021 Notes	325,000	325,000
Total outstanding principal balance	700,000	700,000
Unamortized debt discount	(10,134)	(10,548)
Unsecured borrowings, net	$689,866	$689,452

On December 11, 2013, the Company sold $300.0 million aggregate principal amount of unsecured 6.75% Senior Notes due 2020 (together with the Additional 2020 Notes (as defined below), the “2020 Notes”). In connection with the issuance, the Company paid an underwriting discount totaling $8.5 million.

On October 3, 2014, the Company sold $75.0 million aggregate principal amount of the 2020 Notes (the “Additional 2020 Notes”) and $325.0 million aggregate principal amount of 6.375% Senior Notes due 2021 (the “2021 Notes”). The Additional 2020 Notes were issued as additional notes under the 2020 Notes indenture, and were sold at a price of 104.75% of the principal amount thereof. The 2021 Notes were issued under an indenture containing substantially similar terms as the indenture governing the 2020 Notes and were sold at par. The Company received net cash proceeds of $396.6 million after deducting the underwriting discounts.

The 2020 Notes and 2021 Notes are unsecured obligations of the Company and rank pari passu in right of payment with any existing and future senior indebtedness of the Company. The 2020 Notes have a maturity date of December 15, 2020 and the 2021 Notes have a maturity date of October 15, 2021.

Interest on the 2020 Notes is payable semi-annually on June 15 and December 15 of each year. As of March 31, 2015 and December 31, 2014, accrued interest on the 2020 Notes totaled $7.5 million and $1.1 million, respectively. Interest on the 2021 Notes is payable semi-annually on April 15 and October 15 of each year, beginning on April 15, 2015. As of March 31, 2015 and December 31, 2014, accrued interest on the 2021 Notes totaled $10.2 million and $5.1 million, respectively.

Pursuant to the indentures governing the 2020 Notes and the 2021 Notes, the Company is subject to restrictive covenants which relate to dividend payments, incurrence of debt and issuance of guarantees, incurrence of liens, repurchases of common shares, investments, disposition of aircraft, consolidation, merger or sale of the Company and transactions with affiliates. Certain of these covenants will be suspended if the 2020 Notes or 2021 Notes obtain an investment grade rating.

The indentures governing the 2020 Notes and 2021 Notes contain customary events of default with respect to each series. As of March 31, 2015, the Company was not in default under the indentures governing the 2020 Notes or the 2021 Notes.

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6. SECURED BORROWINGS

The Company’s secured borrowings, net of unamortized debt discounts, as of March 31, 2015 and December 31, 2014 are presented below:

			Weighted average
	Net carrying value as of		interest rate(1) as of
	March 31,	December 31,	March 31,	December 31,	Maturity
	2015	2014	2015	2014	date
	(in thousands)
Securitization Notes	$522,350	$532,035	3.05%	3.04%	November 2033
Nord LB Facility	400,892	408,484	4.15%	4.15%	November 2018
CBA Facility	110,587	113,208	4.64%	4.63%	June 2018 – October 2020
Term Loan	437,937	443,383	5.18%	5.19%	August 2019
Fly Acquisition II Facility	—	121,589	—	4.15%	—
Other Aircraft Secured Borrowings	768,955	716,629	3.88%	3.89%	December 2015 – January 2027
Total	$2,240,721	$2,335,328

(1)	Represents the contractual interest rates and effect of derivative instruments, and excludes the amortization of debt discounts and debt issuance costs.

The Company is subject to operating covenants under its loan agreements including, among other things:

•	Restrictions on incurrence of debt and issuance of guarantees;

•	Restrictions on liens or other encumbrances;

•	Restrictions on acquisition, substitution and disposition of aircraft;

•	Requirements relating to the maintenance, registration and insurance of its aircraft;

•	Restrictions on the modification of aircraft and capital expenditures; and

•	Requirements to maintain concentration limits and limitations on the re-leasing and disposition of aircraft.

The Company’s failure to comply with any of these covenants may trigger an event of default under the relevant loan or facility agreement. Certain of the Company’s loan agreements also contain cross-default provisions that could be triggered by a default under another loan agreement.

Generally, events of default under the Company’s loan or facility agreements include, among other things:

•	Failure to pay interest or principal when due or within a prescribed period of time following its due date;

•	Failure to make certain other payments and such payments are not made within a prescribed period of time following written notice;

•	Failure to comply with certain other covenants and such noncompliance continues for a specified period of time following written notice; and

•	Any of the aircraft owning or borrower entities become the subject of insolvency proceedings.

As of March 31, 2015, the Company was not in default under any of its secured borrowings.

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Securitization Notes

	Balance as of
	March 31, 2015	December 31, 2014
	(in thousands)
Outstanding principal balance	$536,052	$546,465
Unamortized debt discount	(13,702)	(14,430)
Securitization Notes, net	$522,350	$532,035

On October 2, 2007, concurrently with the Company’s initial public offering, B&B Air Funding issued $853.0 million of aircraft lease-backed Class G-1 notes (the “Securitization Notes”). The Securitization Notes are direct obligations of B&B Air Funding and are not obligations of, or guaranteed by Fly. At March 31, 2015, 35 aircraft were financed by the Securitization Notes, six of which were subject to sale agreements that are expected to be consummated in 2015. The final maturity date of the Securitization Notes is November 14, 2033.

The Securitization Notes bear interest at an adjustable interest rate equal to the then-current one-month LIBOR plus 0.77%. Interest expense also includes amounts payable to the policy provider and the liquidity facility provider thereunder, as well as accretion on the Securitization Notes re-issued at a discount. The Company has entered into interest rate swap contracts to mitigate the interest rate fluctuation risk associated with a portion of the Securitization Notes. As of each of March 31, 2015 and December 31, 2014, accrued interest on the Securitization Notes totaled $0.2 million.

All cash collected, including sale proceeds from the aircraft financed by the Securitization Notes is applied to service the outstanding balance of the Securitization Notes, after the payment of certain expenses and other costs, including the fees to the policy provider, interest and interest rate swap payments in accordance with those agreements. Principal payments during the three month periods ended March 31, 2015 and 2014 totaled $10.4 million and $14.5 million, respectively.

Nord LB Facility

	Balance as of
	March 31, 2015	December 31, 2014
	(in thousands)
Outstanding principal balance	$407,867	$416,249
Unamortized debt discount	(6,975)	(7,765)
Nord LB Facility balance, net	$400,892	$408,484

The Company assumed a debt facility (the “Nord LB Facility”) provided by Norddeutsche Landesbank Gironzentrale (“Nord LB”) that financed 19 of the aircraft in the GAAM Portfolio. The Nord LB Facility is structured as individual loans with each aircraft owning subsidiary acting as the borrower of its respective loan. The loans are cross-collateralized and contain cross-default provisions. As of March 31, 2015, the Nord LB Facility provided financing for 17 aircraft. During the three month periods ended March 31, 2015 and 2014, the Company made total principal payments of $8.4 million and $9.8 million, respectively, under the Nord LB Facility.

The loans under the Nord LB Facility bear interest at one-month LIBOR plus 3.30% until the final maturity date of November 14, 2018. To mitigate our exposure to interest rate fluctuations, the Company has entered into interest rate swap contracts. As of each of March 31, 2015 and December 31, 2014, the blended weighted average interest rate for the facility was 4.15%, excluding the debt discount amortization. As of March 31, 2015 and December 31, 2014, interest accrued on the facility totaled $0.6 million and $0.7 million, respectively.

Under the terms of the Nord LB Facility, the Company applies 95% of lease rentals collected towards interest and principal. If no lease rental payments are collected in the applicable period for any financed aircraft, no payment is due under the loan associated with that aircraft during such period. Any unpaid interest increases the outstanding borrowing.

The Nord LB Facility does not contain any financial covenants.

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CBA Facility

	Balance as of
	March 31, 2015	December 31, 2014
	(in thousands)
Outstanding principal balance:
Tranche A	$64,068	$65,462
Tranche B	48,025	49,350
Total outstanding principal balance	112,093	114,812
Unamortized debt discount	(1,506)	(1,604)
CBA Facility balance, net	$110,587	$113,208

The Company assumed a debt facility provided by Bank of Scotland plc (“BOS”), Commonwealth Bank of Australia and CommBank Europe Limited (together, “CBA”) (the “CBA Facility”) that financed 21 of the aircraft in the GAAM Portfolio. As of March 31, 2015, the CBA Facility provided for individual loans on seven aircraft. These loans are cross-collateralized and contain cross-default provisions. One loan matures in 2018, and the remaining six loans mature in 2020. Fly has guaranteed all payments under the CBA Facility.

The Company makes scheduled monthly payments of principal and interest on each loan in accordance with a fixed amortization schedule. During the three month periods ended March 31, 2015 and 2014, the Company made total principal payments of $2.7 million and $3.0 million, respectively.

Borrowings under the CBA Facility accrue interest at either a fixed or variable interest rate. Variable borrowings bear interest based on one-month LIBOR, plus an applicable composite margin of 2.50%. As of March 31, 2015 and December 31, 2014, the weighted average interest rates on the tranche loans, excluding the debt discount amortization, are presented below:

	As of
	March 31, 2015	December 31, 2014
Fixed rate loans:
Tranche A	5.53%	5.52%
Tranche B	4.47%	4.47%
Variable rate loans:
Tranche A	2.67%	2.66%
Facility weighted average interest rate	4.64%	4.63%

As of March 31, 2015 and December 31, 2014, interest accrued on the facility totaled $65,000 and $44,000, respectively.

There are no financial covenants in the CBA Facility.

Term Loan

	Balance as of
	March 31, 2015	December 31, 2014
	(in thousands)
Outstanding principal balance	$445,606	$451,547
Unamortized debt discount	(7,669)	(8,164)
Term Loan balance, net	$437,937	$443,383

On August 9, 2012, the Company entered into a $395.0 million senior secured term loan (the “Term Loan”) with a consortium of lenders. On November 21, 2013, the Company amended and upsized the Term Loan by $105.0 million. As of March 31, 2015, the Term Loan was secured by 29 aircraft. The Term Loan matures in August 2019.

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As of March 31, 2015, the Term Loan bore interest at LIBOR, plus a margin of 3.50%, with a LIBOR floor of 1.00%. As of March 31, 2015 and December 31, 2014, interest accrued on the Term Loan totaled $2.8 million and $2.9 million, respectively. The Term Loan currently requires quarterly principal payments of $5.9 million. Fly has guaranteed all payments under the Term Loan.

On April 22, 2015, the Company re-priced the Term Loan (see Note 15).

Fly Acquisition II Facility

	Balance as of
	March 31, 2015	December 31, 2014
	(in thousands)
Outstanding principal balance	$—	$121,589

The Company entered into a revolving credit facility with a consortium of lenders (“Fly Acquisition II Facility”) providing loans in an aggregate amount of up to $450.0 million with an availability period expiring on July 3, 2015 and a final maturity date of July 3, 2018. During the three month period ended March 31, 2015, the Company made principal payments of $4.3 million.

The Company paid a commitment fee of 0.75% per annum on a monthly basis to each lender on the undrawn amount of its commitment until January 2015 when the Company exercised its right to terminate the availability period. The interest rate under the facility was based on one-month LIBOR plus an applicable margin. Following termination of the availability period, the applicable margin was increased from 3.25% to 3.75%. During the first quarter of 2015, the Company terminated the Fly Acquisition II Facility and repaid $117.3 million outstanding with proceeds from the sale of three aircraft and the refinancing of one aircraft that had been previously financed under the Fly Acquisition II Facility. The Company wrote off approximately $4.0 million of unamortized loan costs as debt extinguishment costs. There was no prepayment penalty in connection with the termination of the Fly Acquisition II Facility.

As of December 31, 2014, the interest accrued on the Fly Acquisition II Facility totaled $0.2 million.

Other Aircraft Secured Borrowings

	Balance as of		Weighted Average
	March 31,	December 31,	Interest
	2015	2014	Rates(1)	Maturity Date
	(in thousands)
Outstanding principal balance	$776,214	$723,023	3.88%	December 2015 – January 2027
Unamortized debt discount	(7,259)	(6,394)
Other aircraft secured borrowings balance, net	$768,955	$716,629

(1)	Represents the weighted average contracted interest rate as of March 31, 2015.

In addition to the debt financings described above, the Company has entered into other aircraft secured borrowings to finance the acquisition of aircraft. These borrowings may finance the acquisition of one or more aircraft and are usually structured as individual loans that are secured by pledges of the Company’s rights, title and interest in the financed aircraft and leases. The maturity date on each loan generally matches the corresponding lease expiration date, with maturity dates ranging from December 2015 to January 2027. The Company makes scheduled monthly payments of principal and interest on each loan in accordance with a fixed amortization schedule. During the three month periods ended March 31, 2015 and 2014, principal payments totaled $13.8 million and $9.6 million, respectively.

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As of March 31, 2015, 23 aircraft were financed by these other aircraft secured borrowings. At March 31, 2015 and December 31, 2014, $484.7 million and $425.0 million of the principal amount of other aircraft secured borrowings, respectively, were recourse to the Company. As of each of March 31, 2015 and December 31, 2014, interest accrued on these loans totaled $1.1 million.

During the three month period ended March 31, 2015, the Company acquired one aircraft with a combination of unrestricted cash and proceeds from secured, recourse debt financing of $36.0 million. In addition, the Company refinanced one aircraft that was previously financed under the Fly Acquisition II Facility with new secured, recourse debt of $33.0 million.

During the three month period ended March 31, 2015, the Company recorded unrealized foreign currency exchange gains of $2.0 million resulting from the valuation of other aircraft secured borrowings denominated in a foreign currency.

7. DERIVATIVES

Derivatives are used by the Company to manage its exposure to interest rate and foreign currency exchange fluctuations. The Company uses interest rate swap contracts to hedge variable interest payments due on loans associated with aircraft with fixed rate rentals. As of March 31, 2015, the Company’s total unsecured and secured debt balance, excluding unamortized debt discount, was $3.0 billion. Debt with floating interest rates totaled $2.0 billion, of which $1.5 billion was associated with aircraft with fixed rate rentals.

Interest rate swap contracts allow the Company to pay fixed interest rates and receive variable interest rates with the swap counterparty based on the one-month and three-month LIBOR on the notional amounts over the life of the contracts. As of March 31, 2015 and December 31, 2014, the Company had interest rate swap contracts with notional amounts aggregating $1.3 billion and $1.4 billion, respectively. The unrealized fair market value gain on the interest rate swap contracts, reflected as derivative assets, was $0.1 million and $2.1 million as of March 31, 2015 and December 31, 2014, respectively. The unrealized fair market value loss on the interest rate swap contracts, reflected as derivative liabilities, was $28.1 million and $23.3 million as of March 31, 2015 and December 31, 2014, respectively.

The Company determines the fair value of derivative instruments using a discounted cash flow model. The model incorporates an assessment of the risk of non-performance by the swap counterparty in valuing derivative assets and an evaluation of the Company’s credit risk in valuing derivative liabilities.

The Company considers in its assessment of non-performance risk, if applicable, netting arrangements under master netting agreements, any collateral requirement, and the derivative payment priority in the Company’s debt agreements. The valuation model uses various inputs including contractual terms, interest rate curves, credit spreads and measures of volatility.

Designated Derivatives

The Company’s interest rate derivatives have been designated as cash flow hedges. The effective portion of changes in fair value of these derivatives are recorded as a component of accumulated other comprehensive income, net of a provision for income taxes. Changes in the fair value of these derivatives are subsequently reclassified into earnings in the period that the hedged forecasted transaction affects earnings. For the three month period ended March 31, 2015, the Company recorded a net unrealized loss of $5.9 million, after the applicable net tax benefit of $0.9 million. For the three month period ended March 31, 2014, the Company recorded a net unrealized loss of $0.8 million, after the applicable net tax benefit of $0.1 million.

As of March 31, 2015, the Company had the following designated derivative instruments classified as derivative assets on the balance sheet (dollar amounts in thousands):

Type	Quantity	Maturity Date	Hedge Interest Rates	Swap Contract Notional Amount	Fair Market Value of Derivative Asset	Credit Risk Adjustment	Adjusted Fair Market Value of Derivative Asset	Deferred Tax Expense	Gain Recognized in Accumulated Comprehensive Loss	Loss Recognized into Earnings
Interest rate swap contracts	7	11/14/2018	0.90% - 1.10%	$150,032	$155	$29	$184	$(24)	$160	$(24)
Accrued interest				—	(53)	—	(53)	—	—	—

Total – designated derivative assets	7			$150,032	$102	$29	$131	$(24)	$160	$(24)

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As of March 31, 2015, the Company had the following designated derivative instruments classified as derivative liabilities on the balance sheet (dollar amounts in thousands):

					Fair		Adjusted		Loss
				Swap	Market		Fair Market		Recognized in	Gain
			Hedge	Contract	Value of	Credit	Value of	Deferred	Accumulated	Recognized
			Interest	Notional	Derivative	Risk	Derivative	Tax	Comprehensive	into
Type	Quantity	Maturity Dates	Rates	Amount	Liability	Adjustment	Liability	Benefit	Loss	Earnings
Interest rate swap contracts	24	10/14/15-9/27/25	1.11% - 6.22%	$1,135,943	$(28,803)	$1,860	$(26,943)	$3,414	$(23,308)	$171
Accrued interest				—	(1,144)	—	(1,144)	—	—	—

Total – designated derivative liabilities	24			$1,135,943	$(29,947)	$1,860	$(28,087)	$3,414	$(23,308)	$171

Terminated Derivatives

During the three month period ended March 31, 2015, the Company terminated five interest rate swap contracts in connection with the termination of the Fly Acquisition II Facility and received settlement proceeds totaling $23,000. The gain recognized into earnings associated with the terminated interest rate swap contracts totaled $0.1 million.

8. SHARE-BASED COMPENSATION

On April 29, 2010, the Company adopted the 2010 Omnibus Incentive Plan (“2010 Plan”) and reserved 1,500,000 shares for issuance under the 2010 Plan. The 2010 Plan permitted the grant of (i) SARs; (ii) RSUs; (iii) nonqualified stock options; and (iv) other stock-based awards. The Company has issued 1,500,000 shares and no shares remain available for grant.

The Company’s outstanding and exercisable SARs is presented below:

	Number of	Weighted average
	shares	exercise price
Outstanding at December 31, 2014	821,117	$12.74
Outstanding at March 31, 2015	821,117	12.74
Exercisable at March 31, 2015	764,558	$12.77

The Company’s outstanding and unvested RSUs is presented below:

	Number of	Weighted average
	shares	grant price
Outstanding at December 31, 2014	36,075	$12.28
Outstanding and unvested at March 31, 2015	36,075	$12.28

No SARs or RSUs were granted, exercised, canceled or forfeited during the three month period ended March 31, 2015.

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Valuation Assumptions

The Company uses the Black-Scholes option pricing model to determine the fair value of SARs. The fair value of SARs expected to vest is estimated on the date of grant, or if applicable, on the measurement date using the following assumptions:

	Three months ended	Three months ended
	March 31, 2015	March 31, 2014
Risk-free interest rate	0.90% – 1.59%	0.90% – 2.32%
Volatility	47% – 57%	50% – 57%
Expected life	6 – 7 years	6 – 8 years

Share-based compensation expense related to SARs and RSUs is recorded as a component of selling, general and administrative expenses, and totaled $0.2 million and a negative $56,000 for the three month periods ended March 31, 2015 and 2014, respectively. Unamortized share-based compensation expense totaled $28,000 and $0.1 million at March 31, 2015 and December 31, 2014, respectively. At March 31, 2015, unvested RSUs and SARs each had a weighted average remaining vesting term of approximately one month.

9. INCOME TAXES

Fly is a tax resident of Ireland and has wholly-owned subsidiaries in Ireland, France, Luxembourg, Australia, Singapore and Labuan that are tax residents in those jurisdictions. In general, Irish resident companies pay corporation tax at the rate of 12.5% on trading income and 25.0% on non-trading income. Under current tax rules in Ireland, the Company is allowed to carry forward its net operating losses for an indefinite period to offset any future income. In calculating net trading income, Fly and its Irish tax resident subsidiaries are entitled to a deduction for trading expenses and tax depreciation on their aircraft.

Fly’s Australian resident subsidiaries pay a corporation tax of 30.0% and Fly’s French resident subsidiaries pay a corporation tax of 33.33% on their net trading income. Repatriated earnings and any undistributed earnings from the Company’s Cayman and Australian subsidiaries will be taxed at the 25.0% and 12.5% tax rate, respectively.

Income tax expense (benefit) by jurisdiction is shown below:

	Three months	Three months
	ended	ended
	March 31,	March 31,
	2015	2014
	(Dollars in thousands)
Ireland	2,532	418
Australia	(461)	263
Other	202	72
Provision for income taxes	$2,273	$753

The Company had no unrecognized tax benefits as of March 31, 2015 and December 31, 2014.

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10. SHAREHOLDERS’ EQUITY

On May 6, 2015, the Company’s Board of Directors approved a $30.0 million share repurchase program expiring in May 2016 to replace a program that expired in May 2015. Under this program, the Company may make share repurchases from time to time in the open market or in privately negotiated transactions. The timing of the repurchases under this program will depend upon a variety of factors, including market conditions, and the program may be suspended or discontinued at any time.

No shares were repurchased during the three month periods ended March 31, 2015 and 2014. As of March 31, 2015, there were 41,432,998 shares outstanding.

11. EARNINGS PER SHARE

The following table sets forth the calculation of basic and diluted earnings per common share using the two-class method:

	Three months ended
	March 31,
	2015	2014
	(Dollars in thousands, except share and per share data)
Numerator
Net income	$17,266	$3,563
Less:
Dividends declared and paid to shareholders	(10,358)	(10,327)
Dividend equivalents paid to vested RSUs and SARs	(191)	(676)
Net income (loss) attributable to common shareholders	$6,717	$(7,440)
Denominator
Weighted average shares outstanding-Basic	41,432,998	41,333,938
Dilutive common equivalent shares:
RSUs	32,241	56,223
SARs	80,048	3,570
Weighted average shares outstanding-Diluted	41,545,287	41,393,731
Earnings per share:
Basic
Distributed earnings	$0.25	$0.25
Undistributed income (loss)	$0.16	$(0.18)
Basic earnings per share	$0.41	$0.07
Diluted
Distributed earnings	$0.25	$0.25
Undistributed income (loss)	$0.16	$(0.18)
Diluted earnings per share	$0.41	$0.07

Basic earnings per share is calculated by dividing net income available to common shareholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share is calculated by dividing net income available to common shareholders by the sum of the weighted average number of common shares outstanding and the potential number of dilutive common shares outstanding during the period, excluding the effect of any anti-dilutive securities. The Company had no anti-dilutive SARs during the three month periods ended March 31, 2015 and 2014.

SARs and RSUs granted by the Company that contain non-forfeitable rights to receive dividend equivalents are deemed participating securities (see Note 8). Net income available to common shareholders is determined by reducing the Company’s net income for the period by dividend equivalents paid on vested RSUs and SARs for the period.

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12. COMMITMENTS AND CONTINGENCIES

From time to time, the Company contracts with third-party service providers to perform maintenance or overhaul activities on its off-lease aircraft.

The Company has a commitment to sell eight aircraft expected to be consummated in 2015.

13. RELATED PARTY TRANSACTIONS

Fly has no employees and has outsourced the daily operations of the Company by entering into management, servicing and administrative agreements (the “Agreements”) with BBAM. Services to be rendered under the Agreements include acquiring and disposing of aircraft; marketing of aircraft for lease and re-lease; collecting rent and other payments from the lessees; monitoring maintenance, insurance and other obligations under the leases; enforcing the Company’s rights under the lease terms; and maintaining the books and records of the Company and its subsidiaries. The Manager manages the Company under the direction of its chief executive officer and chief financial officer. Pursuant to the terms of the Agreements, certain fees and expenses that may be payable to the Manager may be reduced for any like payments made to other BBAM affiliates.

BBAM received base and rent fees pursuant to the Agreements in amounts totaling $3.8 million and $3.4 million for the three month periods ended March 31, 2015 and 2014, respectively. BBAM also received administrative fees from aircraft owning subsidiaries of the Company totaling $0.6 million and $0.5 million during the three month periods ended March 31, 2015 and 2014, respectively.

During the three month period ended March 31, 2015, the Company incurred $2.1 million of origination fees, of which $0.6 million were expensed. With respect to aircraft acquired in the first quarter of 2014, the Manager waived the origination fees that it was entitled to receive from the Company. During the three month period ended March 31, 2015, the Company incurred $2.0 million of fees in connection with the sale of aircraft. The Company did not sell any aircraft during the three month period ended March 31, 2014.

The Company makes quarterly payments of $2.5 million, subject to an annual adjustment tied to the Consumer Price Index applicable to the prior calendar year, to the Manager as compensation for providing the services of the chief executive officer, the chief financial officer and other personnel, and for certain corporate overhead costs related to the Company (“Management Expenses”). The amount is subject to adjustment by notice from the Manager and the approval of the independent members of the Company’s board of directors. For each of the three month periods ended March 31, 2015 and 2014, the Company incurred $2.7 million of Management Expenses.

In connection with its services, the Manager may incur expenses such as travel, insurance and other professional fees on behalf of the Company. The Company had $0.3 million of reimbursable expenses due to the Manager as of each of March 31, 2015 and December 31, 2014.

14. FAIR VALUE OF FINANCIAL INSTRUMENTS

Assets and liabilities recorded at fair value on a recurring basis in the consolidated balance sheets are categorized based upon the level of judgment associated with the inputs used to measure their fair values. The hierarchy levels give the highest priority to quoted prices in active markets and the lowest priority to unobservable data. Fair value measurements are disclosed by level within the following fair value hierarchy:

Level 1 — Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

Level 2 — Inputs (other than quoted prices included in Level 1) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument’s anticipated life.

Level 3 — Inputs reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

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The Company’s financial instruments consist principally of cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, derivative instruments, accounts payable and borrowings. Fair value of an asset is defined as the price a seller would receive in a current transaction between knowledgeable, willing and able parties. A liability’s fair value is defined as the amount that an obligor would pay to transfer the liability to a new obligor, not the amount that would be paid to settle the liability with the creditor.

The fair value of the Company’s cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, and accounts payable approximate their carrying value. (The fair values of cash, restricted cash and cash equivalents are a Level 1 hierarchy. The fair values of accounts receivable and accounts payable are Level 2 hierarchy.) Where available, the fair value of the Company’s notes payable and debt facilities are based on observable market prices or parameters or derived from such prices or parameters (Level 2). Where observable prices or inputs are not available, valuation models are applied, using the net present value of cash flow streams over the term using estimated market rates for similar instruments and remaining terms (Level 3). These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the instruments or market and the instruments’ complexity. The Company determines the fair value of its derivative instruments using a discounted cash flow model which incorporates an assessment of the risk of non-performance by the swap counterparty and an evaluation of Fly’s credit risk in valuing derivative liabilities. The valuation model uses various inputs including contractual terms, interest rate curves, credit spreads and measures of volatility.

The Company also measures the fair value for certain assets and liabilities on a non-recurring basis, when GAAP requires the application of fair value, including events or changes in circumstances that indicate that the carrying amounts of assets may not be recoverable. Assets subject to these measurements include Fly’s investment in an unconsolidated subsidiary and flight equipment held for operating lease, net. Fly accounts for its investment in an unconsolidated subsidiary under the equity method and records impairment when its fair value is less than its carrying value (Level 3).

The Company records flight equipment at fair value when the carrying value may not be recoverable. Such fair value measurements are based on management’s best estimates and judgment, and uses Level 3 inputs which include assumptions as to future cash proceeds from the leasing and eventual disposition of the aircraft. During each of the three month periods ended March 31, 2015 and 2014, no impairment was recorded by the Company with respect to its flight equipment held for operating lease, net.

The carrying amounts and fair values of the Company’s financial instruments are as follows:

	As of March 31, 2015		As of December 31, 2014
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(Dollars in thousands)
Securitization Notes	$522,350	$458,324	$532,035	$467,228
Nord LB Facility	400,892	400,892	408,484	408,484
CBA Facility	110,587	110,587	113,208	113,208
Term Loan	437,937	447,834	443,383	449,289
Fly Acquisition II Facility	—	—	121,589	128,080
Other Aircraft Secured Borrowings	768,955	771,682	716,629	718,722
2020 Notes	370,154	382,500	369,942	380,625
2021 Notes	319,712	322,563	319,510	321,750
Derivative asset	131	131	2,067	2,067
Derivative liabilities	28,087	28,087	23,311	23,311

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As of March 31, 2015 and December 31, 2014, the categorized asset and liabilities measured at fair value on a recurring basis, based upon the lowest level of significant inputs to the valuations are as follows:

	Level 1	Level 2	Level 3	Total
	(Dollars in thousands)
March 31, 2015:
Derivative asset	—	$131	—	$131
Derivative liabilities	—	28,087	—	28,087
December 31, 2014:
Derivative asset	—	$2,067	—	$2,067
Derivative liabilities	—	23,311	—	23,311

15. SUBSEQUENT EVENTS

On April 15, 2015, the Company declared a dividend of $0.25 per share, or approximately $10.4 million, which will be paid on May 20, 2015 to shareholders of record at April 30, 2015.

In April 2015, the Company acquired one Boeing 737-800 aircraft.

On April 22, 2015, the Company re-priced the Term Loan, reducing the interest rate margin by 0.75% to 2.75% and the LIBOR floor by 0.25% to 0.75%. Until April 2016, the Term Loan can be prepaid in whole or in part for an amount equal to 101% of the outstanding principal amount being repaid. Thereafter, the Term Loan can be repaid in whole or in part at par. There was no prepayment penalty in connection with this re-pricing. The maturity date of the Term Loan remains August 2019 and all other terms and conditions of the Term Loan remain the same.

On May 6, 2015, the Company’s Board of Directors approved a $30.0 million share repurchase program expiring in May 2016 to replace a program that expired in May 2015.

Item 2. Management’s Discussion & Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our (i) consolidated financial statements and related notes included elsewhere in this Interim Report and (ii) Annual Report on Form 20-F for the year ended December 31, 2014. The consolidated financial statements have been prepared in accordance with U.S. GAAP and are presented in U.S. dollars. The discussion below contains forward-looking statements that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to changes in global, regional or local political, economic, business, competitive, market, regulatory and other factors, many of which are beyond our control. See “Preliminary Note”.

Overview

Fly Leasing Limited is a Bermuda exempted company that was incorporated on May 3, 2007, under the provisions of Section 14 of the Companies Act 1981 of Bermuda. We are principally engaged in purchasing commercial aircraft, which we lease under multi-year contracts to a diverse group of airlines throughout the world.

Although we are organized under the laws of Bermuda, we are a resident of Ireland for tax purposes and are subject to Irish corporation tax on our income in the same way, and to the same extent, as if we were organized under the laws of Ireland.

For the three month period ended March 31, 2015, we had net income of $17.3 million, or diluted earnings per share of $0.41. Net cash flows provided by operating activities for the three month period ended March 31, 2015 totaled $61.8 million. Net cash flows used in investing activities totaled $22.7 million and net cash flows used in financing activities totaled $96.0 million for the three month period ended March 31, 2015. We paid $10.5 million in dividends and dividend equivalents during the three month period ended March 31, 2015.

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Market Conditions

The airline industry has been profitable every year since 2012, with profits each year exceeding the last. It is predicted that airline profitability in 2015 will exceed that of 2014. However, the airline industry is cyclical, and macroeconomic, geopolitical and other risks may negatively impact airline profitability or create unexpected volatility in the aircraft leasing market. Oil prices have fallen significantly and lower oil prices are expected to continue in 2015, resulting in lower jet fuel prices. The benefits of lower fuel prices are likely to be delayed for some airlines due to their hedging practices, and partially offset by the impact of a stronger U.S. Dollar.

There is an overall positive trend in world air traffic demand which we believe will continue to drive growth in the aircraft leasing market. Aircraft demand continues to increase each year and aircraft manufacturers are increasing their production rates to meet this demand. An increase in the production rates by manufacturers may reduce the demand for used aircraft, and could lead to a reduction in the lease rates and the values of aircraft. Currently, leased aircraft make up approximately 40% of the worldwide commercial jet aircraft fleet that is in service and this percentage is generally expected to be maintained or to increase over time.

Although we expect the airline industry to be profitable in 2015, profits are not uniformly distributed among airlines and certain airlines, particularly smaller airlines and start-up carriers struggle financially. These lessees may be unable to make lease rental and other payments on a timely basis.

Critical Accounting Policies and Estimates

Fly prepares its consolidated financial statements in accordance with U.S. GAAP, which requires the use of estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The use of estimates is a significant factor affecting the reported carrying values of flight equipment, investments, deferred assets, accruals and reserves. We utilize third party appraisers and industry valuation professionals, where possible, to support estimates, particularly with respect to flight equipment. Despite our best efforts to accurately estimate such amounts, actual results could differ from those estimates. We have made no significant changes in our critical accounting policies and significant estimates from those disclosed in our Annual Report on Form 20-F for the year ended December 31, 2014.

New Accounting Pronouncements

In May 2014, FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). ASU 2014-09 outlines a single comprehensive model for entities to use in accounting for revenues arising from contracts with customers. The guidance specifically notes that lease contracts with customers are a scope exception. ASU 2014-09 is effective for annual reporting periods (including interim periods), beginning after December 15, 2016, and early adoption is not permitted. We will adopt the guidance effective January 1, 2018. We anticipate that the adoption of the standard will not have a material effect on our consolidated financial condition, result of operations or cash flows.

In August 2014, FASB issued ASU 2014-15, update to Accounting Standards Codification (ASC) subtopic 250-40, Presentation of Financial Statements-Going Concern. The amendments require management to assess an entity’s ability to continue as a going concern by incorporating and expanding upon certain principles that are currently in the U.S. auditing standards. Specifically, the amendments (1) provide a definition of the term “substantial doubt”, (2) require an evaluation every reporting period including interim periods, (3) provide principles for considering the mitigating effect of management’s plans, (4) require certain disclosures when substantial doubt is alleviated as a result of consideration of management’s plans, (5) require an express statement and other disclosures when substantial doubt is not alleviated, and (6) require an assessment for a period of one year after the date that the financial statements are issued (or available to be issued). ASU 2014-15 is effective for annual reporting periods ending after December 15, 2016, and early adoption is permitted. We will adopt the guidance effective January 1, 2017. We are currently assessing the impact on our consolidated financial statements and notes to our consolidated financial statements.

In February 2015, FASB issued ASU 2015-02, which amends ASC 810, Consolidation. The amendment significantly changes the consolidation analysis required under U.S. GAAP and could have a significant impact on the consolidation conclusions of the reporting entity. ASU 2015-02 is effective for annual reporting periods, and interim periods within those annual periods, beginning after December 15, 2015. Early adoption is permitted. We will adopt the guidance effective January 1, 2016. We are currently assessing the impact on our consolidated financial statements and notes to our consolidated financial statements.

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In April 2015, the FASB issued ASU 2015-03, Interest - Imputation of Interest, which requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with the accounting treatment for debt discounts. The recognition and measurement guidance of debt issuance costs are not affected by this update. The guidance, which requires retrospective application, is effective for the Company beginning January 1, 2016, and early adoption is permitted. We are currently assessing the impact on our consolidated financial statements and notes to our consolidated financial statements

Operating Results

Management’s discussion and analysis of operating results presented below pertain to the consolidated statements of income of Fly for the three month periods ended March 31, 2015 and 2014.

Consolidated Statements of Income of Fly for the three months ended March 31, 2015 and 2014

	Three months	Three months
	ended	ended
	March 31,	March 31,
	2015	2014
	(Dollars in thousands)
Revenues
Operating lease revenue	$120,103	$89,627
Equity earnings from unconsolidated subsidiary	340	1,382
Gain on sale of aircraft	1,897	—
Interest and other income	206	310
Total revenues	122,546	91,319
Expenses
Depreciation	50,074	40,403
Interest expense	39,297	34,625
Selling, general and administrative	8,264	9,615
Ineffective, dedesignated and terminated derivatives	(264)	(65)
Net loss on extinguishment of debt	4,050	15
Maintenance and other costs	1,586	2,410
Total expenses	103,007	87,003
Net income before provision for income taxes	19,539	4,316
Provision for income taxes	2,273	753
Net income	$17,266	$3,563

As of March 31, 2015 and 2014, we had 128 and 117 aircraft in our portfolio, respectively. As of March 31, 2015, we had 123 aircraft on lease to 63 lessees, compared to 117 aircraft on lease to 63 lessees as of March 31, 2014.

	Three months ended March 31,		Increase/
	2015	2014	(Decrease)
	(Dollars in thousands)
Operating lease revenue:
Operating lease rental revenue	$103,148	$90,536	$12,612
End of lease revenue	21,936	3,679	18,257
Amortization of lease incentives	(4,036)	(3,388)	(648)
Amortization of lease premiums, discounts & other	(945)	(1,200)	255
Total operating lease revenue	$120,103	$89,627	$30,476

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For the three month period ended March 31, 2015, operating lease revenue totaled $120.1 million, an increase of $30.5 million compared to the three month period ended March 31, 2014. The increase was primarily due to (i) an increase of $26.2 million from aircraft purchased in 2014 and 2015 and (ii) an increase of $18.3 million from end of lease revenue recognized. The increase was partially offset by (i) a decrease of $6.3 million due to lower lease rates on lease extensions and remarketings, (ii) a decrease of $5.5 million in lease revenue from aircraft sold in 2014 and 2015, (iii) a decrease of $1.9 million in rents collected from lessees on non-accrual status and (iv) other decreases of $0.3 million.

For the three month periods ended March 31, 2015 and 2014, we recorded equity earnings from an unconsolidated subsidiary, Fly-Z/C LP, of $0.3 million and $1.4 million, respectively. We have a 57.4% interest in Fly-Z/C LP and our equity earnings for 2014 included our share of the gain on conversion of operating leases to finance leases with respect to certain aircraft held in Fly-Z/C LP, which were transferred to the airline in the first quarter of 2015. Two aircraft remain in the joint venture.

During the three month period ended March 31, 2015, we sold three aircraft previously financed by the Fly Acquisition II Facility and recognized gains on sale of aircraft of $1.9 million. No aircraft were sold during the three month period ended March 31, 2014.

Depreciation expense during the three month period ended March 31, 2015 was $50.1 million, compared to $40.4 million for the three month period ended March 31, 2014, an increase of $9.7 million. The increase was primarily due to depreciation on aircraft acquisitions and improvements made, partially offset by depreciation on aircraft sold. In 2014, we entered into sale agreements for eight aircraft, and we adjusted the holding period and residual value of these aircraft. This resulted in additional depreciation expense of $2.2 million during the three month period ended March 31, 2015.

Interest expense totaled $39.3 million and $34.6 million for the three month periods ended March 31, 2015 and 2014, respectively. The increase of $4.7 million was primarily due to (i) the Additional 2020 Notes and 2021 Notes issued in October 2014 and (ii) additional secured borrowings used to finance aircraft acquisitions. This increase was partially offset by a reduction in interest due to debt repayments made in 2015 and 2014.

In connection with the termination of the Fly Acquisition II Facility, we wrote off unamortized loan costs of approximately $4.0 million during the three month period ended March 31, 2015.

Selling, general and administrative expenses were $8.3 million and $9.6 million for the three month periods ended March 31, 2015 and 2014, respectively. The decrease of $1.3 million was due to unrealized foreign currency exchange gains caused by the valuation of other aircraft secured borrowings denominated in a foreign currency and decreases in other selling, general and administrative expenses. These decreases were partially offset by increases in (i) acquisition fees and expenses associated with aircraft acquired during the first quarter of 2015 and (ii) servicing fees as a result of the increase in size of the portfolio.

Maintenance and other leasing costs were $1.6 million for the three month period ended March 31, 2015, a decrease of $0.8 million compared to the corresponding period in the prior year. The decrease was primarily due to lower costs related to remarketing activities compared to the prior year period.

Provision for income taxes consisting primarily of Irish income tax was $2.3 million and $0.8 million for the three month periods ended March 31, 2015 and 2014, respectively. We are a tax resident in Ireland and expect to pay the corporation tax rate of 12.5% on trading income and 25.0% on non-trading income. Our effective tax rate was 11.6% and 17.4% for the three month periods ended March 31, 2015 and 2014, respectively. During the three month period ended March 31, 2015, we recorded a favorable adjustment of $0.6 million related to our Australian tax provision. We recorded net valuation allowances of $0.5 million and $0.2 million during the three month periods ended March 31, 2015 and 2014, respectively, against deferred tax assets.

Our net income was $17.3 million and $3.6 million for the three month periods ended March 31, 2015 and 2014, respectively.

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Liquidity and Capital Resources

Overview

Our business is very capital intensive, requiring significant investment to maintain and expand our fleet. We have pursued a strategy of fleet growth, spending more than $1.7 billion to acquire 40 aircraft since the beginning of 2013. We expect continued fleet growth in 2015 and will opportunistically trade aircraft as we continue to actively manage our portfolio. During the first quarter of 2015, we acquired four aircraft at a total cost of $147.2 million. In addition, we have committed to returning capital to shareholders through quarterly dividends, currently $0.25 per share.

We finance our business with unrestricted cash, cash generated from operating leases, aircraft sales and debt financings. In recent years, our debt financing strategy has focused on funding our business on an unsecured basis, which provides us with greater operational flexibility, and through secured, recourse debt financing, which enables us to take advantage of improved pricing and other terms compared to non-recourse debt. In addition, we continue to utilize secured, non-recourse indebtedness under our debt facilities and other aircraft secured borrowings.

In January 2015, we exercised our right to terminate the availability period of our Fly Acquisition II Facility. During the first quarter of 2015, we terminated the Fly Acquisition II Facility and repaid the amounts outstanding with proceeds from the sale of three aircraft and the refinancing of one aircraft that had been previously financed under the facility. There was no prepayment penalty in connection with the termination of the Fly Acquisition II Facility. We wrote off unamortized loan issuance costs of approximately $4.0 million.

Our sole source of operating cash flows is from distributions made to us from our subsidiaries. Distributions of cash to us from our subsidiaries are subject to compliance with local law and applicable debt covenants. Substantially all revenue collected during each monthly period from aircraft financed by certain of our debt facilities are applied to service the outstanding debt under those facilities, after the payment of certain expenses and other costs.

At March 31, 2015, we had $280.3 million of unrestricted cash. We also had 17 unencumbered aircraft with an aggregate net book value of $632.4 million.

We expect that cash on hand and cash from operations will satisfy our liquidity needs through at least the next twelve months.

Our liquidity plans are subject to a number of risks and uncertainties, including those described under Item 3 “Key Information — Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2014.

Cash Flows of Fly for the three months ended March 31, 2015 and 2014

We generated cash from operations of $61.8 million and $53.7 million for the three month periods ended March 31, 2015 and 2014, respectively, an increase of $8.1 million.

Cash used in investing activities was $22.7 million and $88.6 million for the three month periods ended March 31, 2015 and 2014, respectively. During the three month period ended March 31, 2015, we used $137.1 million of cash to purchase four aircraft, and sold three aircraft for net cash proceeds of $126.5 million. During the three month period ended March 31, 2014, we used $81.8 million of cash to purchase four aircraft. Payments for maintenance totaled $7.7 million and $6.8 million for the three month periods ended March 31, 2015 and 2014, respectively.

Cash used in financing activities for the three month period ended March 31, 2015 totaled $96.0 million whereas cash provided by financing activities for the three month period ended March 31, 2014 totaled $16.9 million. During the three month period ended March 31, 2015, we (i) made repayments on our secured borrowings totaling $162.9 million, (ii) paid dividends and dividend equivalents of $10.5 million and (iii) returned net security deposits totaling $2.0 million. These were partially offset by (i) net proceeds of $67.8 million from secured borrowings to partially finance aircraft acquisitions, (ii) net maintenance reserve receipts of $9.2 million and (iii) a reduction in our restricted cash accounts of $2.8 million. During the three month period ended March 31, 2014, we (i) reduced our restricted cash accounts by $41.2 million primarily related to the release of escrowed funds used to purchase aircraft, (ii) received net maintenance payment liability receipts of $29.0 million and (iii) security deposit receipts of $2.1 million. These were partially offset by (i) net repayments of $44.2 million of other secured borrowings and (ii) payments of dividends and dividend equivalents of $11.0 million.

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Maintenance Cash Flows

Under our leases, the lessee is generally responsible for maintenance and repairs, airframe and engine overhauls, obtaining consents and approvals and compliance with return conditions of aircraft on lease. In connection with the lease of a used aircraft we may agree to contribute additional amounts to the cost of certain major overhauls or modifications, which usually reflect the usage of the aircraft prior to the commencement of the lease. In many cases, we also agree to share with our lessees the cost of compliance with airworthiness directives.

We expect that the aggregate maintenance reserve and lease-end adjustment payments we receive from lessees will meet the aggregate maintenance contributions and lease-end adjustment payments that we will be required to make. For the three month period ended March 31, 2015, we received $17.5 million of maintenance payments from lessees, made maintenance payment disbursements of $8.3 million and also made maintenance payments of $7.7 million.

Dividends and Share Repurchases

During the three month period ended March 31, 2015, we paid a dividend of $0.25 per share, or approximately $10.4 million. On April 15, 2015, we declared a dividend of $0.25 per share payable on May 20, 2015 to shareholders of record on April 30, 2015. A quarterly dividend of $0.25 per share requires a cash payment of approximately $10.4 million. The declaration and payment of future dividends to holders of our common shares will be at the discretion of our board of directors and will depend on many factors, including our financial condition, cash flows, market conditions, legal requirements and other factors as our board of directors deems relevant.

On May 6, 2015, the Company’s Board of Directors approved a $30.0 million share repurchase program expiring in May 2016 to replace a program that expired in May 2015. Under this program, we may make share repurchases from time to time in the open market or in privately negotiated transactions. The timing of the repurchases under this program will depend upon a variety of factors, including market conditions, and the program may be suspended or discontinued at any time. We did not repurchase any shares during the three month period ended March 31, 2015.

Financing

We finance our business with unsecured and secured borrowings. As of March 31, 2015, we were not in default under any of our borrowings.

Unsecured Borrowing

In 2013 and 2014, we issued $375.0 million aggregate principal amount of 6.75% unsecured senior notes and $325.0 million of 6.25% unsecured senior notes that will mature in 2020 and 2021, respectively. Interest is payable semi-annually. These senior notes rank pari passu in right of payment with any of our existing and future senior indebtedness.

Pursuant to the indentures governing the unsecured senior notes, we are subject to restrictive covenants which relate to dividend payments, incurrence of debt and issuance of guarantees, incurrence of liens, repurchases of common shares, investments, disposition of aircraft, consolidation, merger or sale of the Company and transactions with affiliates. Certain of these covenants will be suspended if the unsecured senior notes obtain an investment grade rating.

The indentures governing our unsecured senior notes contain customary events of default with respect to each series.

Secured Borrowing

We are subject to operating covenants under our loan agreements including, among other things:

•	Restrictions on incurrence of debt and issuance of guarantees;

•	Restrictions on liens or other encumbrances;

•	Restrictions on acquisition, substitution and disposition of aircraft;

•	Requirements relating to the maintenance, registration and insurance of our aircraft;

•	Restrictions on the modification of aircraft and capital expenditures; and

•	Requirements to maintain concentration limits and limitations on the re-leasing and disposition of aircraft.

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Our failure to comply with any of these covenants may trigger an event of default under the relevant loan or facility agreement. Certain of our loan agreements also contain cross-default provisions that could be triggered by a default under another loan agreement.

Generally, events of default under our loan or facility agreements include, among other things:

•	Failure to pay interest or principal when due or within a prescribed period of time following its due date;

•	Failure to make certain other payments and such payments are not made within a prescribed period of time following written notice;

•	Failure to comply with certain other covenants and such noncompliance continues for a specified period of time following written notice; and

•	Any of the aircraft owning or borrower entities become the subject of insolvency proceedings.

Securitization Notes

On October 2, 2007, concurrently with our initial public offering, B&B Air Funding issued $853.0 million of aircraft lease-backed Class G-1 notes (the “Securitization Notes”). The Securitization Notes are direct obligations of B&B Air Funding and are not obligations of, or guaranteed by Fly. As of March 31, 2015, the outstanding principal amount of Securitization Notes was $536.1 million, secured by 35 aircraft. Six of these aircraft were subject to sale agreements that are expected to be consummated in 2015. The final maturity date of the Securitization Notes is November 14, 2033.

The Securitization Notes bear interest at an adjustable interest rate equal to the then-current one-month LIBOR plus 0.77%. Interest expense also includes amounts payable to the policy provider and the liquidity facility provider thereunder, as well as accretion on the Securitization Notes re-issued at a discount. We have entered into interest rate swap contracts to mitigate the interest rate fluctuation risk associated with a portion of the Securitization Notes. As of each of March 31, 2015 and December 31, 2014, accrued interest on the Securitization Notes totaled $0.2 million.

All cash collected, including sale proceeds from the aircraft financed by the Securitization Notes is applied to service the outstanding balance of the Securitization Notes, after the payment of certain expenses and other costs, including the fees to the policy provider, interest and interest rate swap payments in accordance with those agreements. Principal payments during the three month periods ended March 31, 2015 and 2014 totaled $10.4 million and $14.5 million, respectively.

Nord LB Facility

We assumed a debt facility (the “Nord LB Facility”) provided by Norddeutsche Landesbank Gironzentrale (“Nord LB”) that financed 19 of the aircraft in the GAAM Portfolio. The Nord LB Facility is structured as individual loans with each aircraft owning subsidiary acting as the borrower of its respective loan. The loans are cross-collateralized and contain cross-default provisions. As of March 31, 2015, the Nord LB Facility provided financing for 17 aircraft. As of March 31, 2015 and December 31, 2014, the outstanding balance under the Nord LB Facility was $407.9 million and $416.2 million, respectively. During the three month periods ended March 31, 2015 and 2014, we made total principal payments of $8.4 million and $9.8 million, respectively, under the Nord LB Facility.

The loans under the Nord LB Facility bear interest at one-month LIBOR plus 3.30% until the final maturity date of November 14, 2018. To mitigate our exposure to interest rate fluctuations, we have entered into interest rate swap contracts. As of each of March 31, 2015 and December 31, 2014, the blended weighted average interest rate for the facility was 4.15%, excluding the debt discount amortization. As of March 31, 2015 and December 31, 2014, interest accrued on the facility totaled $0.6 million and $0.7 million, respectively.

Under the terms of the Nord LB Facility, we apply 95% of lease rentals collected towards interest and principal. If no lease rental payments are collected in the applicable period for any financed aircraft, no payment is due under the loan associated with that aircraft during such period. Any unpaid interest increases the outstanding borrowing.

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CBA Facility

We assumed a debt facility provided by Bank of Scotland plc (“BOS”), Commonwealth Bank of Australia and CommBank Europe Limited (together, “CBA”) (the “CBA Facility”) that financed 21 of the aircraft in the GAAM Portfolio. As of March 31, 2015, the CBA Facility provided for individual loans on seven aircraft. These loans are cross-collateralized and contain cross-default provisions. One loan matures in 2018, and the remaining six loans mature in 2020. Fly has guaranteed all payments under the CBA Facility. As of March 31, 2015 and December 31, 2014, the outstanding principal balance under the CBA Facility was $112.1 million and $114.8 million, respectively.

Borrowings under the CBA Facility accrue interest at either a fixed or variable interest rate. Variable borrowings bear interest based on one-month LIBOR, plus an applicable composite margin of 2.50%. Fixed interest rates range between 3.67% and 7.75%. The weighted average interest rate on all outstanding amounts was 4.64% as of March 31, 2015, excluding the debt discount amortization and debt issuance costs. As of March 31, 2015 and December 31, 2014, interest accrued on the facility totaled $65,000 and $44,000, respectively.

We make scheduled monthly payments of principal and interest on each loan in accordance with a fixed amortization schedule. During the three month periods ended March 31, 2015 and 2014, we made total principal payments of $2.7 million and $3.0 million, respectively.

Term Loan

On August 9, 2012, we entered into a $395.0 million senior secured term loan (the “Term Loan”) with a consortium of lenders. On November 21, 2013, we amended and upsized the Term Loan by $105.0 million. As of March 31, 2015, the outstanding principal balance under the Term Loan was $445.6 million, secured by 29 aircraft. The Term Loan matures in August 2019.

As of March 31, 2015, the Term Loan bore interest at LIBOR, plus a margin of 3.50%, with a LIBOR floor of 1.00%. As of March 31, 2015 and December 31, 2014, interest accrued on the Term Loan totaled $2.8 million and $2.9 million, respectively. The Term Loan currently requires quarterly principal payments of $5.9 million. Fly has guaranteed all payments under the Term Loan.

On April 22, 2015, we re-priced the Term Loan, reducing the interest rate margin to 2.75% and the LIBOR to 0.75%. Until April 2016, the Term Loan can be prepaid in whole or in part for an amount equal to 101% of the outstanding principal amount being repaid. Thereafter, the Term Loan can be repaid in whole or in part at par. There was no prepayment penalty in connection with this re-pricing. All other terms and conditions of the Term Loan remain the same.

Fly Acquisition II Facility

We entered into a revolving credit facility with a consortium of lenders (“Fly Acquisition II Facility”) providing loans in an aggregate amount of up to $450.0 million with an availability period expiring on July 3, 2015 and a final maturity date of July 3, 2018. As of December 31, 2014, the outstanding principal balance under the Fly Acquisition II Facility was $121.6 million. During the three month period ended March 31, 2015, we made principal payments of $4.3 million.

We paid a commitment fee of 0.75% per annum on a monthly basis to each lender on the undrawn amount of our commitment until January 2015 when we exercised our right to terminate the availability period. The interest rate under the facility was based on one-month LIBOR plus an applicable margin. Following termination of the availability period, the applicable margin was increased from 3.25% to 3.75%. During the first quarter of 2015, we terminated the Fly Acquisition II Facility and repaid $117.3 million outstanding with proceeds from the sale of three aircraft and the refinancing of one aircraft that had been previously financed under the Fly Acquisition II Facility. We wrote off approximately $4.0 million of unamortized loan costs as debt extinguishment costs. There was no prepayment penalty in connection with the termination of the Fly Acquisition II Facility.

As of December 31, 2014, the interest accrued on the Fly Acquisition II Facility totaled $0.2 million.

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Other Aircraft Secured Borrowings

In addition to the debt financings described above, we have entered into other aircraft secured borrowings to finance the acquisition of aircraft. These borrowings may finance the acquisition of one or more aircraft and are usually structured as individual loans that are secured by pledges of our rights, title and interest in the financed aircraft and leases. The maturity date on each loan generally matches the corresponding lease expiration date, with maturity dates ranging from December 2015 to January 2027. We make scheduled monthly payments of principal and interest on each loan in accordance with a fixed amortization schedule. During the three month periods ended March 31, 2015 and 2014, principal payments totaled $13.8 million and $9.6 million, respectively.

As of March 31, 2015, the total principal outstanding under our other aircraft secured borrowings, financing 23 aircraft, was $776.2 million, with interest rates ranging from 1.64% to 6.55%. Of these borrowings, $484.7 million were recourse to Fly. As of March 31, 2015, interest accrued on these loans totaled $1.1 million. As of December 31, 2014, the total principal outstanding under our other aircraft secured borrowings was $723.0 million, of which $425.0 million was recourse to Fly.

During the three month period ended March 31, 2015, we acquired one aircraft with a combination of unrestricted cash and proceeds from secured, recourse debt financing of $36.0 million. In addition, we refinanced one aircraft that was previously financed under the Fly Acquisition II Facility with new secured, recourse debt of $33.0 million.

During the three month period ended March 31, 2015, we recorded unrealized foreign currency exchange gains of $2.0 million resulting from the valuation of other aircraft secured borrowings denominated in a foreign currency.

Capital Expenditures

During the first quarter of 2015, we purchased two Airbus A320-200 aircraft and two Airbus A321-200 aircraft for an aggregate of $147.2 million.

In addition to acquisitions of aircraft, we expect to make capital expenditures from time to time in connection with improvements to our aircraft. These expenditures include the cost of major overhauls and modifications. As of March 31, 2015, the weighted average age of the aircraft in our portfolio was 8.1 years. In general, the costs of operating an aircraft, including capital expenditures, increase with the age of the aircraft.

Inflation

The effects of inflation on our operating expenses have been minimal. We do not consider inflation to be a significant risk to direct expenses in the current economic environment.

Foreign Currency Exchange Risk

We receive substantially all of our revenue in U.S. Dollars. Commencing in 2015, we have one lease pursuant to which we receive a portion of the rent amount in Euros and a portion of the debt associated with the underlying aircraft is required to be paid in Euros. We may enter into a foreign currency derivative related to this lease.

We pay substantially all of our expenses in U.S. Dollars. However, we incur some of our expenses in other currencies, primarily the Euro. Changes in the value of the U.S. Dollar relative to the Euro and other currencies may increase the U.S. Dollar cost to us of paying such expenses. The portion of our business conducted in other currencies could increase in the future, which could expand our exposure to losses arising from currency fluctuations. Volatilities in foreign exchange rates could have a material impact on our results of operations.

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Item  3. Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

Interest rate risk is the exposure to loss resulting from changes in the level of interest rates and the spread between different interest rates. Interest rate risk is highly sensitive due to many factors, including U.S. monetary and tax policies, U.S. and international economic factors and other factors beyond our control. We are exposed to changes in the level of interest rates and to changes in the relationship or spread between interest rates. Our primary interest rate exposures relate to our lease agreements and our floating rate debt obligations such as the Securitization Notes, the Term Loan and other borrowings. As of March 31, 2015, 107 out of our 123 lease agreements required the payment of a fixed rent amount during the lease term, with the remaining 16 leases requiring a floating rent amount based on LIBOR. Our floating rate indebtedness requires payments based on a variable interest rate index such as LIBOR. Therefore, increases in interest rates may reduce our net income by increasing the cost of our debt without any corresponding proportional increase in rents or cash flow from our leases.

We have entered into interest rate swap contracts to mitigate the interest rate fluctuation risk associated with our debt. We expect that these interest rate swap contracts will significantly reduce the additional interest expense that would be caused by an increase in variable interest rates.

Sensitivity Analysis

The following discussion about the potential effects of changes in interest rates is based on a sensitivity analysis, which models the effects of hypothetical interest rate shifts on our financial condition and results of operations. A sensitivity analysis is constrained by several factors, including the necessity to conduct the analysis based on a single point in time and by the inability to include the extraordinarily complex market reactions that normally would arise from the market shifts. Although the following results of a sensitivity analysis for changes in interest rates may have some limited use as a benchmark, they should not be viewed as a forecast. This forward-looking disclosure also is selective in nature and addresses only the potential impacts on our financial instruments and our variable rate leases. It does not include a variety of other potential factors that could affect our business as a result of changes in interest rates.

Assuming we do not hedge our exposure to interest rate fluctuations, a hypothetical 100 basis-point increase or decrease in our variable interest rates would have increased or decreased our interest expense by $20.7 million, and would have increased or decreased our revenues by $4.8 million and $1.4 million, respectively, on an annualized basis.

The fair market value of our interest rate swap contracts is affected by changes in interest rates and credit risk of the parties to the swap. We determine the fair value of our derivative instruments using a discounted cash flow model which incorporates an assessment of the risk of non-performance by the swap counterparty and an evaluation of Fly’s credit risk in valuing derivative liabilities. The valuation model uses various inputs including contractual terms, interest rate curves, credit spreads and measures of volatility. Changes in fair value of the derivatives are recorded as a component of accumulated other comprehensive income, net of a provision for income taxes. As of March 31, 2015, the fair market value of our interest rate swap derivative liabilities, excluding the accrued interest, was $26.9 million. A 100 basis-point increase in the interest rate would reduce the fair market value of our derivative liabilities by approximately $32.4 million. A 100 basis-point decrease in the interest rate would increase the fair market value of our derivative liabilities by approximately $28.4 million. As of March 31, 2015, the fair market value of our interest rate swap derivative assets, excluding accrued interest, was $0.2 million. A 100 basis-point increase in the interest rate would increase the fair market value of our derivative assets by approximately $4.4 million. A 100 basis-point decrease in the interest rate would reduce the fair market value of our derivative assets by approximately $4.2 million.

We have one aircraft secured borrowing that is denominated and required to be paid in Euros. During the three month period ended March 31, 2015, we recorded a $2.0 million unrealized foreign currency exchange gain resulting from a favorable increase of the U.S. Dollar value relative to the Euro. As of March 31, 2015, a 10% increase in the Euro to U.S. Dollar exchange rate would result in a $2.5 million unrealized foreign exchange gain. A 10% decrease in the Euro to U.S. Dollar exchange rate would result in a $2.5 million unrealized foreign exchange loss.

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Foreign Currency Exchange Risk

We receive substantially all of our revenue in U.S. Dollars. Commencing in 2015, we have one lease pursuant to which we receive a portion of the rent amount in Euros and a portion of the debt associated with the underlying aircraft is required to be paid in Euros. We may enter into a foreign currency derivative related to this lease.

We pay substantially all of our expenses in U.S. Dollars. However, we incur some of our expenses in other currencies, primarily the Euro. Changes in the value of the U.S. Dollar relative to the Euro and other currencies may increase the U.S. Dollar cost to us of paying such expenses. The portion of our business conducted in other currencies could increase in the future, which could expand our exposure to losses arising from currency fluctuations. Volatilities in foreign exchange rates could have a material impact on our results of operations.

Item  4. Controls and Procedures

Not applicable.

PART II — OTHER INFORMATION

Item 1. Legal Proceedings

We have not been involved in any legal proceedings that may have, or have had, a significant effect on our business, financial position, results of operations or liquidity. We are not aware of any proceedings that are pending or threatened that may have a material effect on our business, financial position, results of operations or liquidity. From time to time, we may be subject to legal proceedings and claims in the ordinary course of business, principally claims relating to incidents involving aircraft and claims involving the existence or breach of a lease, sale or purchase contract. We expect the claims related to incidents involving our aircraft would be covered by insurance, subject to customary deductions. However, these claims could result in the expenditure of significant financial and managerial resources, even if they lack merit and if determined adversely to us and not covered by insurance could result in significant uninsured losses.

Item  1A. Risk Factors

For a discussion of our potential risks and uncertainties, see the information under “Risk Factors” under the heading Item 3. “Key Information” in our Annual Report on Form 20-F for the year ended December 31, 2014, filed with the SEC on March 13, 2015 which is accessible on the SEC’s website at www.sec.gov as well as our website at www.flyleasing.com. The information on our website or that can be accessed through our website neither constitutes a part of this interim report nor is incorporated by reference herein.

Item  2. Unregistered Sales of Equity Securities and Use of Proceeds

None.

Item 3. Defaults Upon Senior Securities

None.

Item  4. Mine Safety Disclosures

None.

Item  5. Other Information

None.

Item  6. Exhibits

None.

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